EXHIBIT 12.3
SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year ended December 31,
	2010	2009	2008	2007	2006

EARNINGS AS DEFINED:

Net Income	$72,375	$73,085	$90,582	$65,667	$57,709
Income Taxes	40,404	31,225	37,603	26,009	27,829
Fixed Charges	72,815	74,955	84,478	75,655	79,093
Capitalized Interest (allowance for borrowed funds used during construction)	(1,912)	(3,044)	(9,464)	(12,771)	(5,505)
Total	$183,682	$176,221	$203,199	$154,560	$159,126

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$72,815	$74,955	$84,478	$75,655	$79,093

Total	$72,815	$74,955	$84,478	$75,655	$79,093

RATIO OF EARNINGS TO FIXED CHARGES	2.52	2.35	2.41	2.04	2.01

(1) Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represent net income before, solely with respect to the year ended December 31, 2006, pre-tax preferred stock dividend requirement adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.